Exhibit 99.1

Landkreditt Forsikring, a Major Norwegian P&C Insurer, Selects Sapiens for Complete Core Transformation

The Sapiens core solution, APIs, designers and portals will fully move the insurer to the cloud

Holon, Israel, October 25, 2022—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the deployment of its cloud-first P&C platform Tia Enterprise as part of a suite of products and services to digitally transform Norwegian Property & Casualty insurer Landkreditt Forsikring.

Landkreditt Forsikring’s legacy system has been replaced by the Sapiens solution in order to support business development needs and live up to security and compliance standards.

“It was critical for us to become more competitive and to digitalize our offerings using modern digital solutions,” said Ane Wiig Syvertsen, Landkreditt Forsikring CEO. “In what was a very successful conversion, Sapiens was the competent and agile partner we needed.”

Tia Enterprise is part of a package of Sapiens solutions being implemented as part of Landkreditt Forsikring’s digital transformation. Among the other products are Tia Sales Product Designer, Tia Agent (an agent portal), and Customer Connect (a persona-based dynamic customer portal). In addition, Sapiens is providing Landkreditt Forsikring with Cloud & Operations on all three layers (L1, L2, and L3).

Landkreditt Forsikring aims to modernize and become a more technologically advanced insurance company, with efficient and customer-friendly solutions. The Tia products are among the main components to achieve this.

“Sapiens is gratified by the success and mutual benefit we have experienced in our partnership with Landkreditt Forsikring,” said Roni Al-Dor, Sapiens president and CEO. “Tia Enterprise is an outstanding core P&C platform that will be the linchpin to power Landkreditt Forsikring through their digital transformation.”

Sapiens Tia Enterprise Solutions is a core-transactional system that drives issuing of new quotes, filing claims, etc. The solution is a modular platform based on stable Oracle technology.

About Landkreditt Forsikring

Landkreditt Forsikring is a full-scale insurance company with special expertise in agricultural insurance. The company offers insurance at good prices for both private individuals, and for the agricultural and industrial sectors.

Landkreditt Forsikring is part of the Landkreditt financial group, which is a cooperative owned by Norwegian farmers. The purpose of the financial group is to contribute to a better economy for their members and customers by offering good financial solutions. For more information, please visit https://www.landkreditt.no/forsikring/.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Dina Vince

Head of Investor Relations, Sapiens

dina.vince@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com